SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                  (Amendment 1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                    MeVC Draper Fisher Jurvetson Fund I, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55271E1005
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Fred M. Stone, Esq.                    copy to: Allan S. Sexter, Esq.
Millennium Partners, L.P.                       Sexter & Warmflash
666 Fifth Avenue, 8th Floor                     115 Broadway
New York, New York 10103                        New York, New York 10006
(212) 841-4124                                  (212) 577-2800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 3 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55271E1005                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MillenCo, L.P.   13-3532932

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

From the capital of MillenCo.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,049,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,049,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,049,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

Limited Partnership

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. SECURITY AND ISSUER.

This statement relates to the common stock ("Common Stock") of MeVC Draper Fisher Jurvetson Fund I, Inc. (the "Company"). The address of the principal office of the Company is 991 Folsom Street, Suite 301, San Francisco, California 94107.

Item 2. IDENTITY AND BACKGROUND.

This statement is being filed by MillenCo. L.P. a Delaware limited partnership ("MillenCo") a broker-dealer and member of the American Stock Exchange, whose principal office is at 666 Fifth Avenue, New York, New York.

The general partner of MillenCo is Millenium Management, LLC, ("Management") a Delaware limited liability company whose principal office is at 666 Fifth Avenue, New York, New York 10103.

The sole manager of Management is Israel A. Englander ("Englander") whose principal office is at 666 Fifth Avenue, New York, New York 10103.

During the past five years, none of MillenCo, Management or Englander, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds used to purchase the shares reported as beneficially owned was approximately $10,849,217. All of such funds were from the investment capital of MillenCo.

ITEM 4. PURPOSE OF TRANSACTION

The securities covered by this amendment were purchased for investment. The Company's stock trades at a deep discount to its stated net asset value. Millenco's investment objective is an increase in the share price and the realization of the Company's full value. In furtherance of its investment objective, Millenco opposed the Company's resolution at its 2002 Annual Meeting on March 27, 2002 to approve new investment advisor contracts with the Company's former advisor and sub-advisor. Over 5,020,000 shares voted against the approval of the new advisor contracts, and the resolution was not approved by the Company's stockholders. Millenco has also sued the former advisor, on behalf of the Company, under
Section 36(b)of the Investment Company Act of 1940 for restitution to the Company of excessive advisory fees paid. That lawsuit is pending in the United States District Court for the District of Delaware, Civil Action No. 02-142-JJF. On August 21, 2002 the District Court denied meVC Advisers, Inc.'s motion to dismiss the complaint. The Court granted the motion of the Company to be dismissed as a nominal defendant. However, Millenco did not assert any claims against the Company. Millenco's entire claim for relief was sustained by the Federal Court. Millenco has also sued the Company and all four of its current directors for breaches of fiduciary duty in connection with the election of two directors at the 2001 Annual Stockholders Meeting, and one director at the 2002 Annual Stockholders Meeting. That lawsuit is pending in the Delaware Chancery Court, C.A. No. 19523. Millenco asserts in its complaint that the Company and its directors failed to disclose material information concerning relationships among John Grillos, who is the company's chief executive officer and a director, and "independent" directors Larry Gerhard and Harold Hughes. Millenco's lawsuit seeks to have new elections ordered by the court for the board seats currently held by John Grillos and Larry Gerhard, whose terms would otherwise not expire until 2004 and 2005, respectively. Millenco's lawsuit also seeks to have the court order an election to fill the board seat made vacant by the resignation in June 2002 of Peter Freudenthal, who was elected at the 2001 Annual Stockholders Meeting, and whose term would have expired in 2004. Consistent with its investment objectives, Millenco has proposed to the Company's directors that the Company explore changes in its management and investment policy which Millenco believes would enhance the market value and business prospects of the Company, including, but not limited to the following (all subject to compliance with the provisions of the Investment Company Act of 1940): distributing a significant amount of the Company's uninvested cash to stockholders; replacing the current investment advisors with an advisor with a different investment focus and experience and making a corresponding change in the Company's stated investment policy; requiring a compensation structure for a new investment advisor that better aligns the advisor's interests with those of the Company's stockholders, (as compared with the current advisor fee structure); exploring merger opportunities with other funds or companies; replacing one or more officers and directors with officers and directors who subscribe to one or more of these objectives. Millenco has consulted with persons outside the management of the Company in furtherance of these objectives, as well as with the Company's directors. Millenco intends to continue to communicate with the current directors of the Company in an effort to achieve some or all of these goals, but reserves the right to pursue the means to its investment objectives independently.

On August 28, 2002, Millenco filed a Schedule 14A with the Securities and Exchange Commission pursuant to SEC Rule 14a-12. Millenco has announced its current intention to nominate candidates for the board of directors of the Company if and when elections are held. Millenco's current intention would be to nominate candidates and solicit proxies in favor of their election. Millenco's intentions are based upon current circumstances, and are subject to change at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) MillenCo now owns shares of Common Stock, representing approximately 6.36% of the total number of shares of Common Stock outstanding, To the best of knowledge of MillenCo, neither Management nor Englander owns any shares of Common Stock.

b) MillenCo has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock owned by MillenCo.

c) Within the past 60 days, MillenCo purchased Shares of Common Stock as follows:

     Date               Qty        Price

  6/27/2002 MVC        3,800      8.5483
  6/28/2002 MVC        2,200      8.4833
   7/1/2002 MVC        6,800      8.4661
   7/2/2002 MVC       18,700      8.3464
   7/3/2002 MVC        8,800      8.2340
   7/5/2002 MVC        5,600      8.2901
   7/9/2002 MVC        2,000      8.3078
  7/11/2002 MVC        2,000      8.1715
  7/12/2002 MVC        1,000      8.2215
  7/15/2002 MVC       10,300      8.1476
  7/16/2002 MVC        6,500      8.1669
  7/19/2002 MVC        6,700      7.9610
  7/22/2002 MVC        2,000      7.9140
  7/23/2002 MVC        2,000      7.7515
  7/24/2002 MVC        9,000      7.5250
  7/25/2002 MVC        2,000      7.5696


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Letter dated August 28, 2002, from Millenco, L.P. to stockholders.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               August 28, 2002
                                  ----------------------------------------------
                                                   (Date)

                                  MillenCo. L.P.
                                  By: Millenium Management, LLC, General Partner


                              By: Terry Feeney, Chief Operating Officer
                                  ----------------------------------------------
                                                 (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                         [LETTERHEAD OF MILLENCO, L.P.]


                                                                 August 28, 2002


Dear meVC Shareholder:

Millenco LP, a subsidiary of Millennium Partners ("Millennium"), is the largest shareholder of meVC Draper Fisher Jurvetson Fund I ("meVC" or "the Fund"), and we are writing to alert you to important new developments that could impact you as a shareholder, including:

      1. Continued efforts by the meVC Board to disenfranchise the Fund's shareholders by directly appointing a new Fund manager without shareholder approval

                                       and

      2. Our lawsuit to overturn the Fund's last two director elections on the grounds of proxy deception.

                     CONTINUED CONTEMPT FOR SHAREHOLDERS --

                            DENYING OUR RIGHT TO VOTE

As you may recall, Millennium led a successful effort to defeat two investment adviser contracts (for meVC Advisers and Draper Advisers, respectively), at the meVC Annual Meeting this past March. In June, meVC Advisers quit as investment adviser and therefore Draper Advisers was also terminated. However, in a display of the Board's contempt for shareholders and the significance of their votes, the Board then announced that meVC was going to be "internally managed" by John Grillos -- the Chairman and CEO of the Fund and Managing Member of Draper Advisers -- along with other former members of Draper Advisers.

According to SEC rules, if investment advisory contracts are not approved at an Annual Meeting, as was the case with meVC, there is a 150-day interim period during which a new adviser can be proposed for shareholders to approve or reject. On August 22, just two days before the 150-day deadline, the Board announced plans to appoint a "permanent fund manager" by September 30th and that Mr. Grillos is one of the candidates for the position. In yet another attempt to disenfranchise shareholders, the Board is seeking to directly appoint a new Fund manager, denying shareholders of their right to vote to approve the new manager. To add insult to injury, one of the Board's candidates for the position is an individual that shareholders already overwhelmingly voted to terminate as investment adviser.

Moreover, following the defeat of the two investment adviser agreements in March, Millennium made a detailed proposal to the Board suggesting that meVC broaden the scope and breadth of the Fund's portfolio. Millennium also introduced new management teams with proven track records that had expressed interest in running the Fund. The Board of meVC responded with hostility. The Board's failure to consider shareholder proposals, or even submit their own proposals to a shareholder vote, illustrates a continued contempt for their shareholders and disregard for their responsibilities as the fiduciaries of a public company.

                             DIRECTOR "INDEPENDENCE"

On July 29, 2002, Millennium filed an amendment to its Delaware lawsuit contesting the validity of the Fund's last two director elections. The suit seeks to require meVC to hold new elections for three of the Fund's five Board seats. Millennium recently discovered that the proxies meVC sent to shareholders in 2001 and 2002 omitted critical information which demonstrates that two of the Fund's "independent" directors had gross conflicts of interest that made them unfit to hold "independent director" seats.

From 1999 to 2002, Mr. Grillos, the Chairman and CEO of the Fund, was also Chairman and a director of eVineyard.com. Mr. Grillos was also founder and general partner of iTech Partners LP, a major investor in eVineyard. meVC "independent" director Larry Gerhard was eVineyard's President and CEO from 1999 to 2002, and meVC "independent" director Harold Hughes was eVineyard's COO since at least 2001, and CEO beginning in 2002. By virtue of Mr. Grillos' status as both Chairman and a backer of eVineyard, neither Mr. Gerhard nor Mr. Hughes, who reported to Grillos in that capacity, are independent directors at meVC. No meVC proxy statement or other public filing has ever disclosed any connection between Mr. Grillos and eVineyard or between Mr. Grillos and these supposedly "independent" directors.

Shareholders rely on the independent directors to monitor and evaluate the performance of management. Yet two of the three supposedly "independent" meVC directors were intimately entwined in an outside business relationship with Mr. Grillos. The SEC has stated in a public Release (No. IC-24083) issued prior to the IPO of meVC that directors entangled in this very configuration may be treated as "interested" because the relationship impairs the directors' independence.

                     SELF-DEALING AND CONFLICTS OF INTEREST

The proxies also failed to disclose that Mr. Grillos is a limited partner in venture capital fund Osprey Ventures LP, which invested in eVineyard as well as meVC portfolio companies ShopEaze Systems and BlueStar Solutions. According to Osprey literature, Mr. Grillos "works closely with the Osprey Ventures General Partner to provide deal flow and early-stage investments for the Fund." The proxy statements do not contain a single mention of Osprey. Shareholders have a right to know about these activities, which present significant questions about self-dealing and conflicts of interest.

                     THE FUND'S FUTURE HANGS IN THE BALANCE

Millennium's suit demands that new elections be held for the two Board seats currently held by Mr. Grillos and Mr. Gerhard, as well as for a fifth Board seat, which is vacant due to the resignation of Peter Freudenthal in June 2002. If Millennium is successful, a majority of the Fund's five Board seats would be up for election, allowing properly-elected representatives of the shareholders to decide the Fund's future. Millennium Partners intends to nominate, and solicit proxies for, qualified candidates for these board seats, as well as the two board seats which will be up for election at the 2003 Annual Meeting.

As it stands now, meVC is being run in a format never approved by shareholders, it bears no resemblance to the fund described in its registration documents, and it has generally been an unmitigated disaster. In just over two years, while the shares have fallen over 60% and more than $100 million in shareholder value has been erased, the investment advisers have been paid more than $15 million and the "independent" directors have each received more than $150,000. The Fund currently trades at a substantial discount to cash, pricing that reflects investors' total loss of confidence in meVC's management and directors.

Millennium stands by its original position: meVC should return at least a portion of its uninvested cash, change management, and reduce its fees. In our view, the web of relationships recently brought to light among various Board members only amplifies the importance and urgency of this agenda. If you believe that meVC must change, we urge you to write and share your concerns with the Board of Directors. We also invite you to share your views with us at mevcshareholders@yahoo.com. The Board and management of meVC have presided too long while the value of meVC has plummeted. It is time that shareholders are given the opportunity to vote on the future of our Fund once and for all.


Sincerely,

Robert C. Knapp
Managing Director


Please see the following page for disclosures made pursuant to Rule 14a-12 of the Securities and Exchange Commission (the "SEC"), promulgated under the Securities Exchange Act of 1934.

      a. To the extent that the foregoing letter may be considered a "solicitation," as defined by SEC regulations, such solicitation is being made by Millenco. L.P., a Delaware limited partnership, which is a broker-dealer and member of the American Stock Exchange. The general partner of Millenco is Millennium Management, LLC, a Delaware limited liability company, ("Management"). The sole manager of Millennium Management, LLC is Israel A. Englander. The principal office of Millenco, Millennium (c/o Management) and Mr. Englander is 666 Fifth Avenue, New York, New York 10103.

      b. For a description of the above persons' direct or indirect interests in meVC Draper Fisher Jurvetson I, Inc. (the "Fund"), we refer you to the Amendment No. 1 to Schedule 13D, filed by Millenco, L.P., on or about August 28, 2002 with the Securities and Exchange Commission. That Schedule may be found at:
            http://www.edgar-online.com/brand/yahoo/search/?sym=MVC

      c. Millenco, L.P. has not yet prepared a proxy statement, because there is not presently any Fund stockholders meeting scheduled for election of directors. If and when the Fund does schedule a stockholders meeting to elect directors, if Millenco nominates candidates, it will solicit stockholders' proxies, pursuant to a proxy statement, which will be mailed to the Fund's stockholders. STOCKHOLDERS SHOULD READ ANY SUCH PROXY STATEMENT CAREFULLY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY AND ALL PROXY STATEMENTS FILED IN CONNECTION WITH THE STOCKHOLDERS MEETINGS, AND ANY OTHER RELEVANT DOCUMENTS, WILL BE AVAILABLE, FOR FREE, AT THE SECURITIES AND EXCHANGE COMMISSIONS WEBSITE WWW.SEC.GOV. IN ADDITION, IF AND WHEN MILLENCO ISSUES A PROXY STATEMENT, IT WILL MAKE AVAILABLE FOR FREE, VIA EMAIL, ANY PROXY STATEMENT IT MIGHT ISSUE, TO STOCKHOLDERS WHO REQUEST IT BY CONTACTING TO US AT MEVCSHAREHOLDERS@YAHOO.COM.


                                     * * * *


MILLENCO'S PRESENT INTENTION TO NOMINATE CANDIDATES FOR ELECTION AS DIRECTORS OF THE FUND IS BASED UPON CURRENT CIRCUMSTANCES, AS DESCRIBED IN THE ACCOMPANYING LETTER. MILLENCO RESERVES THE RIGHT TO CHANGE ITS INTENTION AT ANY TIME.